SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2007 reported by Kubota Corporation (Friday, May 11, 2007)

2.	Notice on an distribution of retained earnings (Friday, May 11, 2007)

3.	Basic policy regarding reduction of trading unit of the Company’s stock (Friday, May 11, 2007)

Contact: IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, MAY 11, 2007)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2007 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 11, 2007 —Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2007.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31,2007

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts)

	Year ended March 31, 2007			% (*)	Year ended March 31, 2006	% (*)
Revenues	¥ $	1,127,456 [9,554,712	]	5.8	¥1,065,736	7.2
Operating income		¥130,347		7.7	¥121,058	28.7
	$	[1,104,636	]
% of revenues		11.6%			11.4%
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	131,565 [1,114,958	]	(6.4)	¥140,521	(10.1)
Net income		¥76,457		(5.6)	¥81,034	(31.3)
	$	[647,941	]
Net income per ADS (5 common shares)
Basic		¥295			¥311
	$	[2.50	]
Diluted		¥295			¥308
	$	[2.50	]
Ratio of net income to shareholders’ equity		12.1%			14.9%
Ratio of income to shareholders’ equity before income taxes to total assets		9.0%			10.8%

Notes.	1. (*) represents percentage change from the comparable previous period.
2. Equity in net income of affiliated companies for the years ended March 31, 2007 and 2006 were ¥1,353 million and ¥1,633 million, respectively.

(In millions of yen and thousands of U.S. dollars
(2) Financial position	except per ADS amounts)

	March 31, 2007			March 31, 2006
Total assets	¥ $	1,502,532 [12,733,322	]	¥1,405,402
Shareholders’ equity	¥ $	659,637 [5,590,144	]	¥606,484
Ratio of shareholders’ equity to total assets		43.9%		43.2%
Shareholders’ equity per ADS		¥2,554		¥2,334
	$	[21.64	]

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Year ended March 31, 2007			Year ended March 31, 2006
Net cash provided by operating activities	¥ $	96,830 [820,593	]	¥87,857
Net cash used in investing activities	¥ $	(90,007 [(762,771	) )]	¥(61,292)
Net cash used in financing activities	¥ $	(16,835 [(142,669	) )]	¥(10,186)
Cash & cash equivalents, end of year	¥ $	82,601 [700,008	]	¥91,858

2. Cash dividends

(In millions of yen except per ADS amounts)

	Cash dividends per ADS			Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share -holders’ equity
	Interim	Year end	Total
Year ended March 31, 2007	¥25.00	¥35.00	¥60.00	¥15,518	20.3%	2.5%
Year ended March 31, 2006	¥20.00	¥30.00	¥50.00	¥13,063	16.1%	2.4%

3. Anticipated results of operations for the year ending March 31, 2008

(In millions of yen except per ADS amounts)

	Six months ending September 30, 2007	% (*)	Year ending March 31, 2008	% (*)
Revenues	¥560,000	0.4	¥1,140,000	1.1
Operating income	¥64,000	(16.6)	¥131,000	0.5
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥65,000	(17.4)	¥132,000	0.3
Net income	¥37,000	(16.5)	¥76,500	0.1
Net income per ADS (5 common shares)	¥143		¥296

Notes

(*)	represents percentage change from the comparable previous period.

Please refer to page 6 for further information related to the above mentioned anticipated results of operations.

4. Other

(1) Changes in number of material subsidiaries during the fiscal year: No

(2) Changes in accounting rules, procedures, presentation methods, etc. for the consolidated financial statements

a) Changes in consolidated accounting methods: Yes

b) Changes other than a) above: Yes

Please refer to “Notes of the Consolidated Financial Statements” on page 19.

(3) Number of shares outstanding as of March 31, 2007	:	1,291,919,180
Number of shares outstanding as of March 31, 2006	:	1,299,869,180
Number of treasury stock as of March 31, 2007	:	406,439
Number of treasury stock as of March 31, 2006	:	381,216

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per ADS amounts)

	Year ended March 31, 2007	(*)	Year ended March 31, 2006	(*)
Net sales	¥694,935	0.2	¥693,503	2.7
Operating income	¥72,529	(3.0)	¥74,766	31.5
Ordinary income	¥78,601	(3.0)	¥81,032	25.2
Net income	¥43,372	(8.9)	¥47,630	10.3
Net income per ADS (5 common shares)
Basic	¥167		¥182
Diluted	¥167		¥181

Notes.

(*)	represents percentage change to the comparable previous year.

(2) Financial position	(In millions of yen except per ADS amounts)

	As of March 31, 2007	As of March 31, 2006
Total assets	¥906,920	¥922,838
Shareholders’ equity	¥492,369	¥484,759
Ratio of shareholders’ equity to total assets	54.3%	52.5%
Shareholders’ equity per ADS	¥1,906	¥1,864

Kubota Corporation

and Subsidiaries

1. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

For the year ended March 31, 2007, revenues of the Company increased ¥61.7 billion (5.8%), to ¥1,127.5 billion from the prior year.

In the domestic market, revenues decreased ¥28.6 billion (4.5%), to ¥603.5 billion. Revenues in Internal Combustion Engine & Machinery decreased due to declined sales of core farm equipment even though sales of construction machinery and engines increased steadily. Revenues in Pipes, Valves, and Industrial Castings also declined slightly owing to a decrease in sales of industrial castings, while sales of ductile iron pipes and plastic pipes stayed at the same level as in the prior year. Revenues in Environmental Engineering decreased substantially due mainly to a severe market condition. On the contrary, revenues in Other increased chiefly due to a sales expansion of vending machine.

On the other hand, revenues in overseas markets increased ¥90.3 billion (20.8%), to ¥524.0 billion from the prior year. In North America, sales of newly introduced mid-size tractors expanded largely and sales of construction machinery and engines also increased. In Europe, sales of tractors, construction machinery and engines increased all together. In Asia outside Japan, a great increase in sales of farm equipment for rice farming continued. As a consequence, the ratio of overseas revenues to consolidated revenues rose 5.8 percentage points, to 46.5%.

Operating income climbed ¥9.3 billion (7.7%), to ¥130.3 billion from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded substantially, supported by the increase in revenues and the positive effect of the weakening of the yen. Pipes, Valves, and Industrial Castings also reported a gain in operating profit owing to continued cost cutting, including reductions in fixed expenses, and higher revenues in overseas markets. Environmental Engineering, however, posted a substantial decline in profitability and reported an operating loss accompanying the decline in sales prices. Operating income in Other, however, showed steady expansion, as a result of increased sales of vending machines and other products.

Notwithstanding the rise in operating income, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥9.0 billion (6.4%), to ¥131.6 billion. This decline was due to the absence of the gain on an exchange of shares of ¥15.9 billion reported in the prior year. After deductions of ¥49.0 billion in income taxes (representing an effective tax rate of 37.2%), ¥4.9 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, and ¥1.3 billion of loss from discontinued operations, net of taxes, net income decreased ¥4.6 billion (5.6%), to ¥76.5 billion from the prior year.

(2) Review of operations by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥746.8 billion, 10.8% higher than the prior year, comprising 66.3% of consolidated revenues. Domestic revenues decreased 4.1%, to ¥258.3 billion, and overseas revenues increased 20.7%, to ¥488.5 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment declined because of lackluster market conditions. In the domestic market for farm equipment, new government agricultural policies have been introduced, and the implementation of these measures is resulting in structural changes within the agricultural sector, leading to a postponement of equipment purchases, principally among medium-sized farms. Within this operating environment, to revitalize the market, Kubota implemented sales expansion policies carefully tailored to various customer groups and was able to increase its market share; however, these efforts did not compensate for the market slump. On the other hand, sales of construction machinery largely rose due to steady demand for construction machinery, introduction of new models and expansion of sales to major machinery rental companies. In addition, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion.

Kubota Corporation

and Subsidiaries

In overseas markets, sales of tractors, the Company’s core product, expanded steadily. In the United States, sales of medium-sized tractors showed marked expansion accompanying the introduction of new models, while sales of small-sized tractors weakened along with the slowdown in housing starts. In Europe, sales of tractors showed strong expansion as the Company introduced new products and implemented an active marketing program. Moreover, in Asia outside Japan, sales of tractors sustained a high rate of growth in Thailand where demand for tractors is expanding rapidly.

Sales of construction machinery reported steady expansion in Europe, the principal overseas markets of construction machinery, along with rising demand and the introduction of new products. Sales of construction machinery in North America also increased. In addition, sales of engines in Europe and the United States grew steadily, and sales of combine harvesters in China increased rapidly.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings were ¥194.2 billion, 2.4 % higher than the prior year, comprising 17.2 % of consolidated revenues. Domestic revenues decreased 2.2%, to ¥163.4 billion, and overseas revenues increased 36.7%, to ¥30.8 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, demand for ductile iron pipes and plastic pipes was lackluster, but the Company was able to slightly increase sales of plastic pipes by raising prices, while sales of ductile prices declined marginally. Sales of industrial castings expanded, mainly to private sector such as the steel and energy industries, but sales of products to the public sector fell sharply.

In overseas markets, exports of ductile iron pipe to the Middle East were robust, and sales of industrial castings continued to increase largely, owing to high levels of private-sector capital expenditures.

3) Environmental Engineering

Revenues in Environmental Engineering were ¥90.6 billion, 17.5% lower than the prior year, comprising 8.0% of consolidated revenues. Domestic revenues decreased 17.6%, to ¥86.5 billion, and overseas revenues decreased 16.8%, to ¥4.1 billion. This segment comprises environmental control plants and pumps.

In the domestic market, the operating environment continued to be extremely challenging because of the decline in public sector demand and the drop in sales prices accompanying more intense competition. In addition, the suspension of designating pre-approved suppliers that resulted from compliance issues, which is a measure enacted by national and local governments and requires suspension of pre-qualification for bids for public works projects, had a major negative impact. As a result, the Water & Sewage Engineering division and Pumps division, suffered substantial declines in revenues. Overseas revenues also declined due to a decrease in sales of pumps, which is main export product in this segment.

4) Other

Revenues in Other were ¥95.8 billion, 4.1% higher than the prior year, comprising 8.5% of consolidated revenues. Domestic revenues increased 4.9%, to ¥95.3 billion, and overseas revenues decreased 60.0%, to ¥0.5 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums and other business.

Sales of construction fell sharply because of the Company’s realignment measures, including discontinuance of receiving orders from public sector as an original contractor. Sales of vending machines, condominiums and air-conditioning equipment increased favorably, while sales of electronic-equipped machinery and septic tanks declined.

Kubota Corporation

and Subsidiaries

(3) Prospect for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2008 at ¥1,140.0 billion, up by ¥12.5 billion from the year under review. In the domestic market, revenues in Pipes, Valves and Industrial Castings are expected to increase. However, revenues in Internal Combustion Engine and Machinery are forecast to decrease slightly and revenues in Environmental Engineering and Other are forecasted to decrease substantially. As a result, total domestic revenues are estimated to decrease from the year under review. As for overseas revenues, the Company expects higher revenues than the year under review due to steady expansion of revenues in Internal Combustion Engine and Machinery.

The Company forecasts operating income of ¥131.0 billion, almost same level as the year under review. Although a favorable swing of exchange rate mainly against the euro as well as corporate-wide cost reduction will make a favorable effect on profitability, the price increases in raw materials will cause downward pressure on operating income.

The Company expects income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥132.0 billion, and net income is forecasted to be ¥76.5 billion, almost same level as the year under review respectively. (These forecasts anticipate an exchange rate of ¥116=US$1.)

2. Financial condition

(1) Assets, liabilities and shareholders’ equity

Total assets at the end of March 2007 amounted to ¥1,502.5 billion, an increase of ¥97.1 billion (6.9%) from the end of the prior year. As for assets, inventories and short- and long-term finance receivables increased resulting from business expansion in Internal Combustion Engine and Machinery. On the other hand, other investment also decreased due to a decrease in unrealized gain on securities.

Regarding liabilities, trade notes and accounts payable increased due to an increase in inventories and interest-bearing debt increased due to an increase in short- and long-term finance receivables. In addition, income taxes payable also increased. On the other hand, accrued retirement and pension costs decreased largely due to an application of new accounting standards for pensions. Shareholders’ equity substantially increased due to recorded net income and shareholders’ equity ratio was 43.9%, 0.7 percentage points higher than the prior year end.

(2) Cash flows

Net cash provided by operating activities during the year under review was ¥96.8 billion, an increase of ¥9.0 billion from the prior year. Although net income decreased from the prior year, the Company’s cash position was not affected, because the primary reason for the decrease of net income was the absence of the gain on nonmonetory exchange of securities in the prior year. The increase in net cash provided by operating activities was mainly due to the favorable performance of business operations.

Net cash used in investing activities was ¥90.0 billion, an increase of ¥28.7 billion from the prior year. Purchases of fixed assets increased due to an increase in capital expenditures. In addition, providing cash from proceeds from sales of property, plant, and equipment, proceeds from sales of investments and proceeds from sales of finance receivables decreased. Accordingly, net cash used in investing activities increased largely.

Kubota Corporation

and Subsidiaries

Net cash used in financing activities was ¥16.8 billion, an increase of ¥6.6 billion from the prior year. Although purchases of treasury stock decreased, repayment of short-term borrowings and increased cash dividends increased net cash provided by financing activities.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of March 2007 were ¥82.6 billion, a decrease of ¥9.3 billion from the prior year.

Cash flow indices

	Year ended March 31, 2007	Year ended March 31, 2006
Equity ratio (%)	43.9	43.2
Equity ratio based on market capitalization (%)	88.8	117.4
Interest-bearing debt / Net cash provided by operating activities (year)	3.6	3.8
Interest coverage ratio (times)	8.8	12.7

(Notes)

Equity ratio: shareholders equity / total assets

Equity ratio based on market capitalization: market capitalization / total assets

Interest coverage ratio: cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Cash flows provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

3. Matter concerning profit allocation

(1) Basic policy related to the Company’s profit allocation

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. The Company recognizes returning profit to shareholders is one of the most important mission and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

(2) Matter concerning profit allocation for this fiscal year and next fiscal year

The Company has decided to pay ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥ 25 per ADS already paid, the total dividends for the entire fiscal year will be ¥60 per ADS, which will be ¥10 per ADS higher than the prior year.

In accordance with the previously described basic policy related to the Company’s profit allocation of maintaining stable dividends or raising dividends, the Company is considering paying cash dividends per ADS for the next fiscal year equivalent to, or more of, the year under review (¥60 per ADS). Specific amount will be decided based on the development of business performance in the next fiscal year.

Kubota Corporation

and Subsidiaries

During the year under review the Company purchased 7.98 million of shares outstanding (¥8.5 billion) and retired 7.95 million shares of treasury stock (¥8.5 billion).

2. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively “the Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. The Company has its management principle that the Company contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles. While adhering to this management principle, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Principal Business Policies for Medium- to Long-Term Growth in Profit

To achieve further development and steady increases in enterprise value, the Company is actively addressing the following management issues.

(1) Accelerating the Expansion of Internal Combustion Engine and Machinery in Overseas Operations

The Company is allocating management resources to the overseas operations of Internal Combustion Engine and Machinery on a priority basis to expand its business domain from the perspective of the product portfolio and geographical coverage, while working to strengthen the business structure of this segment to the level appropriate for a global enterprise.

From a product portfolio point of view, the Company is broadening the scope of overseas operations of the segment by expanding the model lineup of tractors, construction machinery, and farm machinery as well as substantially diversifying the product lineup. Concerning diesel engines, which are key components in Kubota products, the Company is endeavoring to develop and manufacture its diesel engines in a timely manner that meets more stringent emission regulations to be introduced in Japan, North America, and Europe. Through this effort, the Company is enhancing the competitive edge of its diesel engine powered products and further expanding sales of diesel engines to other manufacturers.

From a geographical perspective, the Company is promptly implementing different strategies in North America, Europe, and Asia, responding to the regional characteristics of each market. In North America and Europe, which are currently the segment’s principal markets, the Company is working to significantly enhance its product and service supply capabilities. In Asia outside Japan, where rapid market expansion is ongoing, the Company is moving forward actively with initiatives to strengthen the capabilities of its production and sales networks in Thailand and China. Through the full implementation of these initiatives, the Company is promoting the geographical diversification of the overseas operations of Internal Combustion Engine and Machinery.

Moreover, to prevail in intense competition and accelerate the expansion of overseas business activities, it will be essential to enhance the segment’s business structure to enable it to outpace the competition in global markets. The Company will fortify production capacity in Japan and overseas to meet rising overseas demand while also training personnel who can carry out the work of a global enterprise, speed up R&D activities, and work to consistently enhance design and manufacturing capability as well as operating efficiency—all with the objective of strengthening the segment’s business structure from a comprehensive perspective.

Kubota Corporation

and Subsidiaries

(2) Restructuring the Public Works Related Businesses

The Company’s public works related businesses are included in Pipes, Valves, and Industrial Castings and Environment Engineering. These businesses are confronting an exceptionally challenging operating environment because of the continuous cutbacks in public works investment. To respond effectively to changes in the operating environment, the Company is undertaking drastic restructuring in its business structure.

(a) Pipes, Valves, and Industrial Castings Segment to Step up Initiatives to Expand Core Businesses

The Company has worked to strengthen its profitability by making drastic reductions in cost, including fixed expenses, bringing about major increases in productivity, and becoming thoroughly market-oriented and competitive. As a result of these efforts, the Company has been successful in raising the ratio of operating profitability to double-digit levels.

Going forward, to increase profits, the Company must actively focus on expanding core business while advancing into closely-related areas as it strives to maintain and increase its earning power. This will require shifting the business activities from public sector to private sector, and also from the domestic market to overseas markets. The decision made at the end of the fiscal year under review to establish a joint venture in India for manufacturing ductile iron pipe is symbolic of what must be done in other product areas—shift the thrust of business development to the private sector and to opportunities overseas as a part of initiatives to further expand core businesses.

(b) Restructuring Environmental Engineering

The deterioration of the market environment and the intensification of competition in this segment have occurred faster than anticipated, thus creating a highly challenging set of operating conditions. In addition, the emergence of compliance issues has acted to accelerate deterioration in business performance, and the segment has fallen into a tough situation. To revitalize and restructure this segment, the Company is aggressively working to shift its business model and concentrate on its core competences. Specifically, by developing its positions in the private sector and overseas markets, the Company is endeavoring to reduce dependency of this segment on the public sector while also promoting a shift from the plant engineering business to the sales and installation of machinery and equipment. In addition, by focusing on water-related businesses, the company will work to make more efficient use of management resources in this segment and thereby promptly recover sound profitability and strengthen its business structure.

To make a successful transition to its new business model, the segment must have strong product development capabilities for stand-alone equipment and be cost-competitive. With this in mind, in April 2007, the Company formed the Environmental Equipment R&D Center. Through the activities of this new center, the Company intends to make the manufacturing technology and development capabilities nurtured by Internal Combustion Engine and Machinery available to this segment and, while taking thorough measures to lower costs, differentiate its technology from that of other companies.

(c) Moving toward Close Teamwork between the Two Segments

Both Pipes, Valves, and Industrial Castings and Environmental Engineering have core strengths in water-related products. By moving toward close teamwork between these segments, the Company will seek to realize synergies among their products and technologies and achieve greater operational efficiencies. The Company has taken specific action in this direction by combining the organizations of the two segments within the parent company, beginning in April 2007. Going forward, by promoting the sharing of information related to products and technologies connected with “water” and strengthening teamwork in development and sales activities, the Company will work to increase the competitiveness of both segments.

Kubota Corporation

and Subsidiaries

(3) Management Based on Corporate Social Responsibility (CSR)

To achieve medium-to-long term growth and development, the Company must be an enterprise that continuously contributes to the sustainable development of society in harmony with the environment in addition to increasing its economic value. With this awareness, the Company is implementing corporate social responsibility (CSR) management as the most important management policy and it pursues its corporate activities with a strong sense of responsibility regarding the economic, social, and environmental aspects of its activities as a global corporate citizen that responds positively to the expectations and trust of its various stakeholders.

Looking ahead, the Company will adhere strongly to its management principle: “The Kubota Group contributes to the development of society and the preservation of the earth’s environment through its products, technology, and services that provide the foundation for society and for affluent lifestyles.” To remain an upstanding and proud member of society, the Company will also strengthen its compliance, internal controls, and corporate governance, as well as ensure full adherence to these and other aspects of its activities that are basic to management in the spirit of CSR.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(In millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2006		Change
	Amount	%	Amount	%	Amount	%
Revenues	1,127,456	100.0	1,065,736	100.0	61,720	5.8
Cost of revenues	794,687	70.5	753,952	70.7	40,735	5.4
Selling, general, and administrative expenses	199,356	17.7	186,017	17.5	13,339	7.2
Loss from disposal and impairment of businesses and fixed assets	3,066	0.2	4,709	0.4	(1,643)	(34.9)

Operating income	130,347	11.6	121,058	11.4	9,289	7.7

Other income (expenses):
Interest and dividend income	3,283		2,807		476
Interest expense	(1,219)		(1,156)		(63)
Gain on sales of securities-net	1,313		4,703		(3,390)
Gain on nonmonetary exchange of securities	997		15,901		(14,904)
Foreign exchange loss-net	(442)		(1,952)		1,510
Other-net	(2,714)		(840)		(1,874)

Other income, net	1,218		19,463		(18,245)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	131,565	11.7	140,521	13.2	(8,956)	(6.4)

Income taxes:
Current	48,008		34,433		13,575
Deferred	953		21,634		(20,681)

Total income taxes	48,961		56,067		(7,106)

Minority interests in earnings of subsidiaries	6,214		4,938		1,276

Equity in net income of affiliated companies	1,353		1,633		(280)

Net income from continuing operations	77,743	6.9	81,149	7.6	(3,406)	(4.2)

Loss from discontinued operations, net of taxes	(1,286)		(115)		(1,171)

Net income	76,457	6.8	81,034	7.6	(4,577)	(5.6)

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Assets	(In millions of yen)

	March 31, 2007		March 31, 2006		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	82,601		91,858		(9,257)
Notes and accounts receivable:
Trade notes	82,491		70,007		12,484
Trade accounts	235,728		242,865		(7,137)
Less: Allowance for doubtful receivables	(2,011)		(2,155)		144

Total receivables, net	316,208		310,717		5,491

Short-term finance receivables	97,798		79,116		18,682
Inventories	205,658		175,660		29,998
Other current assets	114,835		100,873		13,962

Total current assets	817,100	54.4	758,224	54.0	58,876
Investments and long-term finance receivables:
Investments in and advances to affiliated companies	13,754		13,145		609
Other investments	215,130		236,629		(21,499)
Long-term finance receivables	170,031		124,509		45,522

Total investments and long-term finance receivables	398,915	26.5	374,283	26.6	24,632

Property, plant, and equipment:
Land	90,416		82,978		7,438
Buildings	208,529		203,985		4,544
Machinery and equipment	362,732		367,150		(4,418)
Construction in progress	8,216		6,236		1,980

Total	669,893		660,349		9,544
Accumulated depreciation	(432,247)		(433,977)		1,730

Net property, plant, and equipment	237,646	15.8	226,372	16.1	11,274
Other assets:	48,871	3.3	46,523	3.3	2,348

Total	1,502,532	100.0	1,405,402	100.0	97,130

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

Liabilities and shareholders’ equity	(In millions of yen)

	March 31, 2007		March 31, 2006		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	128,365		132,209		(3,844)
Trade notes payable	30,487		33,560		(3,073)
Trade accounts payable	206,808		186,901		19,907
Advances received from customers	3,699		7,311		(3,612)
Notes and accounts payable for capital expenditures	20,895		13,348		7,547
Accrued payroll costs	28,277		24,310		3,967
Accrued expenses	32,498		28,587		3,911
Income taxes payable	23,945		12,376		11,569
Other current liabilities	30,280		27,816		2,464
Current portion of long-term debt	71,429		50,020		21,409

Total current liabilities	576,683	38.4	516,438	36.7	60,245

Long-term liabilities:
Long-term debt	150,105		152,024		(1,919)
Accrued retirement and pension costs	27,306		53,633		(26,327)
Other long-term liabilities	52,732		47,925		4,807

Total long-term liabilities	230,143	15.3	253,582	18.0	(23,439)

Minority interests:	36,069	2.4	28,898	2.1	7,171

Shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	93,150		93,150		—
Legal reserve	19,539		19,539		—
Retained earnings	376,815		323,116		53,699
Accumulated other comprehensive income	86,247		86,769		(522)
Treasury stock	(184)		(160)		(24)

Total shareholders’ equity	659,637	43.9	606,484	43.2	53,153

Total	1,502,532	100.0	1,405,402	100.0	97,130

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income

(In millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006	Change
Net income	76,457	81,034	(4,577)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	4,670	13,570	(8,900)
Unrealized gains (losses) on securities	(13,607)	45,017	(58,624)
Unrealized gains (losses) on derivatives	(244)	675	(919)

Other comprehensive income (loss)	(9,181)	59,262	(68,443)

Comprehensive income	67,276	140,296	(73,020)

Consolidated Statements of Shareholders’ Equity

(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Capital Surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income	Treasury stock
Balance, April 1, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)

Conversion of convertible bonds	15,360	5,914	5,887
Net income					81,034
Other comprehensive income						59,262
Cash dividends, ¥45 per ADS (5 common shares)					(11,769)
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336

Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)

Net income					76,457
Other comprehensive income						(9,181)
Adjustment to initially apply SFAS No.158						8,659
Cash dividends, ¥55 per ADS (5 common shares)					(14,274)
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484

Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(In millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006	Change
Operating activities:
Net income	76,457	81,034
Depreciation and amortization	27,097	25,821
Provision for reversal of retirement and pension costs, less payments	(10,942)	(12,514)
Gain on sales of securities-net	(1,313)	(4,703)
Gain on nonmonetary exchange of securities	(997)	(15,901)
Gain on disposal of fixed asset	1,172	23
Equity in net income of affiliated companies	(1,353)	(1,633)
Deferred income taxes	953	21,634
Decrease in notes and accounts receivable	35	11,099
Increase in inventories	(24,255)	(11,736)
Increase in other current assets	(3,935)	(10,559)
Increase (decrease) in trade notes and accounts payable	11,999	(4,060)
Increase (decrease) in income taxes payable	11,305	(167)
Increase in other current liabilities	5,085	4,408
Other	5,522	5,111

Net cash provided by operating activities	96,830	87,857	8,973

Investing activities:
Purchases of fixed assets	(34,286)	(25,680)
Purchases of investments and change in advances	(1,311)	442
Proceeds from sales of property, plant, and equipment	3,709	5,568
Proceeds from sales of investments	2,391	8,499
Increase in finance receivables	(190,098)	(142,393)
Collection of finance receivables	129,442	80,163
Proceeds from sales of finance receivables	—	11,753
Other	146	356

Net cash used in investing activities	(90,007)	(61,292)	(28,715)

Financing activities:
Proceeds from issuance of long-term debt	86,434	88,829
Repayments of long-term debt	(73,654)	(71,719)
Net increase (decrease) in short-term borrowings	(5,937)	335
Cash dividends	(14,274)	(11,769)
Purchases of treasury stock	(8,515)	(14,898)
Other	(889)	(964)

Net cash used in financing activities	(16,835)	(10,186)	(6,649)

Effect of exchange rate changes on cash and cash equivalents	755	916	(161)

Net increase (decrease) in cash and cash equivalents	(9,257)	17,295
Cash and cash equivalents, beginning of year	91,858	74,563

Cash and cash equivalents, end of year	82,601	91,858	(9,257)

		(In millions of yen)

Notes:
Cash paid during the year for:
Interest	11,066	6,911	4,155
Income taxes	36,733	32,724	4,009

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(1) Information by industry segment

Year ended March 31, 2007	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	746,808	194,224	90,613	95,811	1,127,456	—	1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—

Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456

Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109
Operating income(loss)	124,904	22,007	(5,615)	7,127	148,423	(18,076)	130,347
Identifiable assets at March 31, 2007	862,298	197,555	68,742	97,192	1,225,787	276,745	1,502,532
Depreciation	16,241	4,776	590	1,305	22,912	2,182	25,094
Loss from impairment	12	—	138	—	150	298	448
Capital expenditures	30,308	4,549	647	1,830	37,334	7,381	44,715

Year ended March 31, 2006	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	674,087	189,708	109,864	92,077	1,065,736	—	1,065,736
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	674,127	191,892	110,073	107,253	1,083,345	(17,609)	1,065,736

Cost of revenues and operating expenses	563,517	172,637	105,783	105,073	947,010	(2,332)	944,678
Operating income	110,610	19,255	4,290	2,180	136,335	(15,277)	121,058
Identifiable assets at March 31, 2006	760,001	181,740	92,996	81,461	1,116,198	289,204	1,405,402
Depreciation	15,284	5,308	575	1,492	22,659	2,508	25,167
Loss from impairment	61	82	59	836	1,038	—	1,038
Capital expenditures	25,482	3,585	389	1,479	30,935	2,870	33,805

Kubota Corporation

and Subsidiaries

(2) Information by geographic segment

Year ended March 31, 2007	(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	637,881	325,188	164,387	1,127,456	—	1,127,456
Intersegment	270,392	7,392	5,843	283,627	(283,627)	—

Total	908,273	332,580	170,230	1,411,083	(283,627)	1,127,456

Cost of revenues & operating expenses	810,520	297,951	152,193	1,260,664	(263,555)	997,109
Operating income	97,753	34,629	18,037	150,419	(20,072)	130,347
Identifiable assets at March 31, 2007	745,943	452,994	131,412	1,330,349	172,183	1,502,532

Year ended March 31, 2006	(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues
Unaffiliated customers	660,379	286,335	119,022	1,065,736	—	1,065,736
Intersegment	250,976	4,934	4,070	259,980	(259,980)	—

Total	911,355	291,269	123,092	1,325,716	(259,980)	1,065,736

Cost of revenues & operating expenses	807,439	264,498	111,616	1,183,553	(238,875)	944,678
Operating income	103,916	26,771	11,476	142,163	(21,105)	121,058
Identifiable assets at March 31, 2006	730,366	390,122	80,353	1,200,841	204,561	1,405,402

(3) Overseas revenues

Year ended March 31, 2007	(In millions of yen)

	North America	Other Areas	Total
Overseas revenues	323,092	200,862	523,954
Consolidated revenues			1,127,456
Ratio of overseas revenues to consolidated revenues	28.7%	17.8%	46.5%

Year ended March 31, 2006	(In millions of yen)

	North America	Other Areas	Total
Overseas revenues	284,586	149,022	433,608
Consolidated revenues			1,065,736
Ratio of overseas revenues to consolidated revenues	26.7%	14.0%	40.7%

Kubota Corporation

and Subsidiaries

Fair Value of Other Investments

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s consolidated balance sheets. The following table presents costs, fair values, net unrealized holding gains and losses for securities by major security type at March 31, 2007 and 2006.

(In millions of yen)

	March 31, 2007			March 31, 2006
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Other Investments (*):
Equity securities of financial institutions	36,988	125,948	88,960	37,208	153,697	116,489
Other equity securities	21,119	77,778	56,659	19,970	71,705	51,735

Total	58,107	203,726	145,619	57,178	225,402	168,224

(*)	“Other investments” on the Company’s consolidated balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥11,404 million and ¥11,227 million, at March 31, 2007 and 2006, respectively.

Per Common Share Information

(Yen)

	Year ended March 31, 2007	Year ended March 31, 2006
Shareholders’ equity per common shares	¥510.75	¥466.71
Basic net income per common shares	¥59.01	¥62.14
Diluted net income per common shares	¥59.01	¥61.67

A reconciliation of the numerators and denominators of the basic and diluted net income per common share computation are as follows:

Numerator	(In millions of yen)

	Year ended March 31, 2007	Year ended March 31, 2006
Basic net income	¥76,457	¥81,034
Effect of dilutive convertible bonds	—	¥55
Diluted net income	¥76,457	¥81,089

Denominator	(Thousands of shares)

	Year ended March 31, 2007	Year ended March 31, 2006
Weighted average common Shares outstanding	1,295,750	1,304,097
Effect of dilutive convertible bonds	—	10,831
Diluted common shares outstanding	1,295,750	1,314,928

Kubota Corporation

and Subsidiaries

Notes of the Consolidated Financial Statements

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2007, of ¥118= US$1, solely for convenience.

2.	Each ADS represents 5 common shares.

3.	118 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd. Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.

	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	24 affiliated companies are accounted for by the equity method.

Major affiliated companies :	Domestic	17 sales companies of farm equipment
Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies:

(1)	The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for (2).

(2)	The Consolidated Segment Information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	The Company adopted SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” from the fiscal year ended March 31, 2007.

The Company recognizes its overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in the consolidated balance sheets with a corresponding adjustment to accumulated other comprehensive income, net of tax. The statement replaced SFAS No.87, “Employers’ Accounting for Pensions” which required to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. Adoption of SFAS No.158 had no impact on the consolidated results of operations.

7.	Finance income and expenses from retail finance business were previously classified mainly into “Interest income” and “Interest expense” in other income (expenses). However, the Company currently classifies them into “Revenues” and “Cost of revenues”, since the significance of retail finance business has been increasing and the business is becoming one of major or central operations of the Company. Accordingly, the reclassification has been made to the presentation of the prior year’s statement of income.

Finance income included in “Revenues” for the years ended March 31, 2007 and 2006 are ¥22,217 million and ¥15,311 million, respectively, and finance expenses included in “Cost of revenues” for the years ended March 31, 2007 and 2006 are ¥12,282 million and ¥7,196 million, respectively.

8.	The Company accounts for discontinued operations in accordance with SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under loss from discontinued operations, net of taxes. The figures of the consolidated statement of income for the prior year related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

9.	The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2007.

Kubota Corporation

and Subsidiaries

Consolidated Revenues by Industry Segment

(In millions of yen)

	Year ended Mar. 31, 2007		Year ended Mar. 31, 2006		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	643,214	57.1	593,475	55.7	49,739	8.4

Domestic	228,155		242,654		(14,499)	(6.0)
Overseas	415,059		350,821		64,238	18.3

Construction Machinery	103,594	9.2	80,612	7.6	22,982	28.5

Domestic	30,122		26,559		3,563	13.4
Overseas	73,472		54,053		19,419	35.9

Internal Combustion Engine and Machinery	746,808	66.3	674,087	63.3	72,721	10.8

Domestic	258,277	22.9	269,213	25.3	(10,936)	(4.1)
Overseas	488,531	43.4	404,874	38.0	83,657	20.7

Pipes and Valves	155,320	13.8	150,559	14.1	4,761	3.2

Domestic	143,485		142,071		1,414	1.0
Overseas	11,835		8,488		3,347	39.4

Industrial Castings	38,904	3.4	39,149	3.7	(245)	(0.6)

Domestic	19,949		25,115		(5,166)	(20.6)
Overseas	18,955		14,034		4,921	35.1

Pipes, Valves, and Industrial Castings	194,224	17.2	189,708	17.8	4,516	2.4

Domestic	163,434	14.5	167,186	15.7	(3,752)	(2.2)
Overseas	30,790	2.7	22,522	2.1	8,268	36.7

Environmental Engineering	90,613	8.0	109,864	10.3	(19,251)	(17.5)

Domestic	86,475	7.6	104,890	9.8	(18,415)	(17.6)
Overseas	4,138	0.4	4,974	0.5	(836)	(16.8)

Building Materials and Housing	17,247	1.5	13,512	1.2	3,735	27.6

Domestic	17,247		13,512		3,735	27.6

Other	78,564	7.0	78,565	7.4	(1)	(0.0)

Domestic	78,069		77,327		742	1.0
Overseas	495		1,238		(743)	(60.0)

Other	95,811	8.5	92,077	8.6	3,734	4.1

Domestic	95,316	8.5	90,839	8.5	4,477	4.9
Overseas	495	0.0	1,238	0.1	(743)	(60.0)

Total	1,127,456	100.0	1,065,736	100.0	61,720	5.8

Domestic	603,502	53.5	632,128	59.3	(28,626)	(4.5)
Overseas	523,954	46.5	433,608	40.7	90,346	20.8

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Revenues by Industry Segment

(In billions of yen)

	Year ending Mar. 31, 2008		Year ended Mar. 31, 2007		Change
	Amount	%	Amount	%	Amount	%
Domestic	256.5		258.3		(1.8)	(0.7)
Overseas	513.5		488.5		25.0	5.1

Internal Combustion Engine and Machinery	770.0	67.5	746.8	66.3	23.2	3.1

Domestic	170.0		163.4		6.6	4.0
Overseas	30.0		30.8		(0.8)	(2.6)

Pipes, Valves, and Industrial Castings	200.0	17.6	194.2	17.2	5.8	3.0

Domestic	71.0		86.5		(15.5)	(17.9)
Overseas	11.0		4.2		6.8	161.9

Environmental Engineering	82.0	7.2	90.7	8.0	(8.7)	(9.6)

Domestic	87.5		95.3		(7.8)	(8.2)
Overseas	0.5		0.5		—	—
Other	88.0	7.7	95.8	8.5	(7.8)	(8.1)

Total	1,140.0	100.0	1,127.5	100.0	12.5	1.1

Domestic	585.0	51.3	603.5	53.5	(18.5)	(3.1)
Overseas	555.0	48.7	524.0	46.5	31.0	5.9

Kubota Corporation

and Subsidiaries

Notice of Change of Management

(Effective as of June 22, 2007)

1) Appointment of new Directors

Name	Current Title
Takashi Yoshii	President of Kubota Manufacturing of America Corporation.

Kohkichi Uji	General Manager of Ductile Iron Pipe Division

Toshihiro Kubo	General Manager of Planning Dept. in Ductile Iron Pipe Division

Kenshiro Ogawa	General Manager of Tsukuba Plant

2) Appointment of new Corporate Auditors

Name	Current Title
Yoshiharu Nishiguchi (Full time)	Director

Masanobu Wakabayashi	Attorney, Candidate for Outside Corporate Auditor

3) Retirement of Directors

Name	Current Title	New Title
Yoshihiro Fujio	Director	President of Kubota Matsushitadenko Exterior Works Co., Ltd.

Yoshiharu Nishiguchi	Director	Corporate Auditor (Full time)

Nobuo Izawa	Director	President of Kubota-C.I. Co.,Ltd.
(Appointed on Apr. 1, 2007)

Tokuji Ohgi	Director	Chairman of Kubota Air Conditioner, Ltd.
(Appointed on Apr. 1, 2007)

3) Retirement of Corporate Auditors

Name	Current Title	New Title
Susumu Sumikura	Corporate Auditor	Adviser
(Full time)

Teisuke Sono	Corporate Auditor	—

End of document

May 11, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on an distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 11, 2007 that the Company would distribute retained earnings as the record date was March 31, 2007.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 6, 2007)	Comparable previous year (Year ended March 31, 2006)
Record date	March 31, 2007	March 31, 2007	March 31, 2006
Dividend per ADS	¥35	¥35	¥30
Amount of dividend	¥9,043 million	—	¥7,799 million
Date of payment	June 25, 2007	—	June 26, 2006
Resource of dividend	Retained earnings	—	Retained earnings

ADS: American Depositary Receipt

2. Reasons for raising dividend

The Company believes returning profit to shareholders is important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

In order to advance these activities and considering the Company’s current business performance, the Company decided to pay annual dividend per ADS would be ¥60, increases by ¥10 from annual dividend in the previous year.

Accordingly the year-end dividend for the year ended March 31, 2007 is ¥35 per ADS, in addition to the interim dividend of ¥25 already paid.

(per ADS)

	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2007)	¥25	¥35	¥60
Comparable previous year (Year ended March 31, 2006)	¥20	¥30	¥50

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

May 11, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 1, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department